| Form 1<br>Page 1<br>Execution Page | U.S. SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br><br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed<br>(MM/DD/YY)<br><br>**10/13/16** | OFFICIAL USE ONLY |
|---|---|---|---|

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS







☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Bats BZX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Eric Swanson (Name) General Counsel, Bats BZX Exchange, Inc. (Title) (212) 378-8523 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Eric Swanson
14 Wall Street
New York, NY 10005

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware



**EXECUTION:**
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 10/13/16 (MM/DD/YY) Bats BZX Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Anders Franzon, SVP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 13th day of October (Month), 2016 (Year) by Bianca Stodden (Notary Public)

My Commission expires 08/04/19 County of Johnson State of Kansas

**This page must always be completed in full with original, manual signature and notarization.**

**Affix notary stamp or seal where applicable.**


NOTARY PUBLIC - - State of Kansas
BIANCA STODDEN
My Appt. Exp. 08/04/19





October 13, 2016

**Via Federal Express**

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

*Re: Bats BZX Exchange, Inc.*
*Form 1 Amendment*

Dear Jeanette:

On behalf of Bats BZX Exchange, Inc. ("Bats" or the "Exchange"), and in connection with the Bats Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit:

- Exhibit M (updated to provide a list of firms currently approved as members or other users of the Exchange).

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit M currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Anders Franzon
SVP, Associate General Counsel

Enclosures

# Exhibit M

**Exhibit Request:**

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

**Response:**

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|
| Abel/Noser Corp. | 8/18/2008 | 9/1/2010 | NA | NA | Member | One Battery Park Plaza<br>6th Floor<br>New York, NY 10004 | 646-432-4040 | Agency |
| ABN AMRO Clearing Chicago, LLC | 10/15/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | Member | 175 W Jackson Boulevard<br>Suite 400<br>Chicago, IL 60604 | 312- 604-8643 | Market Maker |
| ACS Execution Services, LLC | 1/15/2016 | 1/15/2016 | 1/15/2016 | 1/15/2016 | Member | 12 Broad Street<br>Redbank, NJ 07701 | 732-204-8999 | Proprietary |
| Agency Desk, LLC | 7/1/2009 | NA | NA | NA | Member | 515 Madison Avenue<br>22nd Floor<br>New York, NY 10022 | 212-935-9835 | Market Maker |
| Akuna Securities, LLC | 9/15/2015 | NA | NA | NA | Member | 36 S. Wabash, Suite 130<br>Chicago, IL 60603 | 312-994-4640 | Market Maker |
| Albert Fried & Company, LLC | 8/18/2008 | 4/15/2011 | 5/18/2010 | 5/18/2010 | Member | 45 Broadway<br>24th Floor<br>New York, NY 10006 | 212-422-7282 | Agency |
| Alpine Securities Corporation | 11/3/2008 | 11/15/2010 | NA | NA | Member | 39 Exchange Place<br>Salt Lake City, UT 84111 | 801-355-5588 | Agency |
| Alternet Securities, Inc. | NA | NA | 5/25/2010 | 5/25/2010 | Member | 380 Madison Ave<br>4th Floor<br>New York, NY 10017 | 212-444-6176 | Agency |
| Apex Clearing Corporation | 6/5/2012 | 6/5/2012 | 6/5/2012 | 6/5/2012 | Member | 1700 Pacific Avenue<br>Suite 1400<br>Dallas, TX 75201 | 214-765-1170 | Clearing Firm |
| Archipelago Securities, LLC | 8/18/2008 | 9/1/2010 | 5/25/2010 | 5/27/2010 | Member | 100 South Wacker Drive<br>Suite 1800<br>Chicago, IL 60606 | 312-442-7046 | Exchange |
| Arxis Securities, LLC | 12/22/2014 | NA | NA | NA | Member | 527 Madison Avenue<br>18th Floor<br>New York, NY 10022 | 646-565-3302 | Proprietary |
| Athena Capital Research, LLC | 7/1/2009 | 10/20/2010 | NA | NA | Sponsored Participant | 440 Ninth Avenue<br>11th Floor<br>New York, NY 10001 | 212-931-9056 | Proprietary |
| ATM Execution LLC | 3/15/2012 | 3/15/2012 | 3/21/2012 | 3/21/2012 | Member | 599 Lexington Avenue<br>21st Floor<br>New York, NY 10022 | 646-562-1554 | Market Maker |
| Auerbach Grayson and Company, LLC | NA | NA | 12/15/2015 | NA | Member | 254 45th Street<br>Suite 16<br>New York, NY 10036 | 212-453-3553 | Arbitrage/Riskless |
| Automated Trading Desk Financial Services, LLC | 8/18/2008 | 9/15/2010 | 5/25/2010 | 5/27/2010 | Member | 11 Ewall Street<br>Mount Pleasant, SC 29464 | 843-789-2166 | Proprietary |
| Barclays Capital, Inc. | 8/18/2008 | 10/1/2010 | 5/14/2010 | 5/14/2010 | Member | 745 7th Avenue<br>New York, NY 10019 | 212-412-2125 | Institutional |
| Bats Trading, Inc. | 10/23/2008 | 9/1/2010 | 5/14/2010 | 5/14/2010 | Member | 8050 Marshall Drive<br>Suite 120<br>Lenexa, KS 66214 | 913-815-7000 | Limited Routing Facility of the Bats Exchanges |
| Bay Crest Partners, LLC | 10/15/2008 | NA | 5/25/2010 | 5/27/2010 | Member | 40 Wall Street<br>42nd Floor<br>New York, NY 10005 | 212-480-1400 | Agency |
| Bayes Capital, LLC | 1/15/2015 | 1/30/2015 | 1/30/2015 | 1/30/2015 | Member | 54 Jefferson Avenue<br>Westwood, NJ 07675 | 201-660-7188 | Agency |
| Belvedere Trading, LLC | 11/1/2011 | 3/1/2012 | 11/29/2011 | NA | Member | 10 South Riverside Plaza<br>#2100<br>Chicago, IL 60606 | 312-262-3420 | Proprietary |
| Benjamin & Jerold Brokerage I, LLC | 10/1/2009 | NA | NA | NA | Member | 80 Broad Street<br>5th Floor<br>New York, NY 10005 | 646-201-5024 | Agency |
| BGC Financial, LP | 8/17/2009 | NA | NA | NA | Member | One Seaport Plaza<br>19th Floor<br>New York, NY 10038 | 646-346-7412 | Agency |
| Blaylock Beal Van, LLC | 5/3/2010 | NA | NA | NA | Member | 600 Lexington Avenue<br>3rd Floor<br>New York, NY 10022 | 212-715-6600 | Agency |
| Bloomberg Tradebook, LLC | 10/23/2008 | 10/4/2010 | 5/14/2010 | 5/14/2010 | Member | 1633 Broadway<br>48th Floor<br>New York, NY 10019 | 212-617-1184 | Agency |
| Blue Fire Capital, LLC | 8/18/2008 | 10/8/2010 | 5/25/2010 | 5/27/2010 | Member | 311 South Wacker Drive<br>Suite 2000<br>Chicago, IL 60606 | 312-242-0504 | Proprietary |
| Bluefin Trading, LLC | 8/3/2009 | 6/1/2015 | 9/27/2013 | 8/13/2013 | Member | 3 Park Avenue<br>37th Floor<br>New York, NY 10016 | 914-227-9555 | Agency |
| BMO Capital Markets Corp. | 8/18/2008 | 11/15/2010 | 7/15/2014 | 7/15/2014 | Member | 3 Times Square<br>New York, NY 10036 | 212-885-4045 | Agency |
| BMT Trading, LLC | 2/1/2010 | NA | NA | NA | Sponsored Participant | 800 Third Avenue<br>New York, NY 10022 | 212-813-0870 | Proprietary |
| BNP Paribas Prime Brokerage, Inc. | 12/3/2012 | 12/3/2012 | NA | NA | Member | 787 7th Avenue<br>New York, NY 10019 | 917-472-4991 | Clearing Firm |
| BNP Paribas Securities Corp. | 8/18/2008 | 9/15/2010 | 5/25/2010 | 5/27/2010 | Member | 787 7th Avenue<br>New York, NY 10019 | 212-841-3676 | Proprietary |
| BTIG, LLC | 8/18/2008 | 11/15/2010 | 5/25/2010 | 5/27/2010 | Member | 600 Montgomery Street<br>6th Floor<br>San Francisco, CA 94111 | 415-248-2225 | Market Maker |
| Bulltick, LLC | 1/15/2009 | NA | NA | NA | Member | 701 Brickell Avenue<br>Suite 2550<br>Miami, FL 33131 | 212-616-2604 | Agency |
| C&C Trading, LLC | 8/18/2008 | 10/11/2010 | 5/25/2010 | 5/27/2010 | Member | 111 Broadway<br>Suite 808<br>New York, NY 10006 | 212-433-7589 | Proprietary |
| Canaccord Genuity, Inc. | 10/1/2013 | 10/1/2013 | 6/10/2010 | 6/10/2010 | Member | 350 Madison Avenue<br>New York, NY 10017 | 212-389-8156 | Market Maker |
| Canadian Imperial Holdings, Inc. | 10/15/2008 | 11/15/2010 | NA | NA | Sponsored Participant | 300 Madison Avenue<br>5th Floor<br>New York, NY 10017 | 212-856-3877 | Proprietary |
| Cantor Fitzgerald & Co. | 10/23/2008 | 2/13/2015 | 5/25/2010 | 5/27/2010 | Member | 110 East 59th Street<br>4th Floor<br>New York, NY 10022 | 212-829-5226 | Institutional / Agency |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|
| Capital Institutional Services, Inc. | 8/18/2008 | NA | 5/25/2010 | 5/27/2010 | Member | 1601 Elm Street<br>Suite 3900<br>Dallas, TX 75201 | 214-978-4767 | Agency |
| CastleOak Securities, LP | NA | NA | 5/14/2010 | 5/14/2010 | Member | 110 E. 59th Street<br>2nd Floor<br>New York, NY 10022 | 212-829-4776 | Agency |
| CF Global Trading, LLC | 10/23/2008 | 1/3/2011 | NA | NA | Member | 99 Park Avenue<br>Suite 1710<br>New York, NY 10016 | 212-888-4673 | Market Maker |
| Chimera Securities, LLC | 6/2/2014 | 6/2/2014 | 6/25/2014 | 6/25/2014 | Member | 225 Park Avenue South<br>17th Floor<br>New York, NY 10003 | 646-597-6146 | Proprietary Trading |
| CIBC World Markets Corp. | 8/18/2008 | 11/15/2010 | NA | NA | Member | 425 Lexington Avenue<br>New York, NY 10017 | 212-667-7030 | Proprietary |
| Citadel Securities, LLC | 10/23/2008 | 10/1/2010 | 5/14/2010 | 5/14/2010 | Member | 131 South Dearborn Street<br>32nd Floor<br>Chicago, IL 60603 | 312-756-4416 | Market Maker |
| Citigroup Global Markets, Inc. | 9/24/2008 | 12/15/2010 | 5/25/2010 | 5/27/2010 | Member | 390-388 Greenwich Street<br>New York, NY 10013 | 212-723-7700 | Full Service |
| CJS Securities, Inc. | 7/15/2009 | 3/15/2011 | NA | NA | Member | 50 Main Street<br>Suite 325<br>White Plains, NY 10606 | 914-287-7600 | Agency |
| Clarksons Platou Securities, Inc. | NA | NA | 1/15/2015 | NA | Member | 410 Park Avenue<br>Suite 710<br>New York, NY 10022 | 212-317-7099 | Public Customer Business |
| Clearpool Execution Services, LLC | 5/15/2014 | 5/15/2014 | 6/16/2014 | 6/16/2014 | Member | 17 State Street<br>38h Floor<br>New York, NY 10004 | 212-531-8532 | Public Customer Business |
| CLSA Americas, LLC | NA | NA | 5/21/2013 | 5/21/2013 | Member | 1301 Avenue of the Americas<br>New York, NY 10019 | 212-408-5719 | Agency |
| CMT Fund XXV Limited | 7/2/2012 | 7/2/2012 | NA | NA | Sponsored Participant | 500 West Monroe Street<br>Suite 2630<br>Chicago, IL 60661 | 312-320-7897 | Agency |
| CMT Trading, LLC | 3/17/2014 | 3/17/2014 | 3/5/2014 | 3/5/2014 | Member | 500 West Monroe Street<br>Suite 2630<br>Chicago, IL 60661 | 312-612-6930 | Proprietary |
| CODA Markets, Inc. | 10/15/2008 | 10/4/2010 | 5/26/2010 | 5/27/2010 | Member | 2624 Patriot Boulevard<br>Glenview, IL 60026 | 224-521-2494 | ATS |
| Compass Professional Services, LLC | 6/15/2011 | NA | NA | 10/1/2015 | Member | 111 W. Jackson Boulevard<br>20th Floor<br>Chicago, IL 60604 | 312-692-5010 | Proprietary |
| ConvergEx Execution Solutions, LLC | 10/15/2008 | 9/1/2010 | 5/25/2010 | 5/27/2010 | Member | 1633 Broadway<br>48th Floor<br>New York, NY 10019 | 212-468-8466 | Full Service |
| COR Clearing, LLC | 10/15/2009 | NA | NA | NA | Member | 1200 Landmark Center<br>1299 Farnam Street Suite 800<br>Omaha, NE 68102 | 402-384-6164 | Clearing Firm |
| Cowen and Company, LLC | 8/18/2008 | 10/7/2010 | 5/14/2010 | 5/14/2010 | Member | 599 Lexington Avenue<br>20th Floor<br>New York, NY 10022 | 646-562-1623 | Market Maker |
| Cowen Prime Services, LLC | 3/15/2011 | 3/15/2011 | NA | NA | Member | 1010 Franklin Avenue<br>Suite 303<br>Garden City, NY 11530 | 212-702-7198 | Agency |
| Credit Suisse Securities (USA), LLC | 9/3/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | Member | 11 Madison Avenue<br>24th Floor<br>New York, NY 10010 | 212-538-6067 | Full Service |
| Critical Trading, LLC | 7/1/2014 | NA | NA | NA | Member | 120 West 45th Street<br>Suite 120<br>New York, NY 10036 | 646-918-0529 | Firm Proprietary Trading/Market Maker |
| Cutler Group, LP | 4/1/2010 | 10/6/2010 | NA | 10/16/2015 | Member | 101 Montgomery Street<br>Suite 700<br>San Francisco, CA 94104 | 415-293-3956 | Market Maker |
| DART Executions, LLC | 8/18/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | Member | 350 North Orleans Street<br>Suite 2N<br>Chicago, IL 60654 | 312-244-5406 | Proprietary |
| Dash Financial, LLC | 10/23/2008 | 7/2/2012 | 6/9/2010 | 6/9/2010 | Member | 180 W. Adams Street<br>6th Floor<br>Chicago, IL 60603 | 312-986-6210 | Market Maker |
| Deutsche Bank Securities, Inc. | 10/15/2008 | 10/11/2010 | 5/21/2010 | 5/21/2010 | Member | 60 Wall Street<br>New York, NY 10005 | 212-250-7635 | Full Service |
| Diffusion Markets, LLC | 3/15/2016 | NA | NA | NA | Member | 1166 Avenue of the Americas<br>New York, NY 10036 | 212-476-0140 | Proprietary / Market Maker |
| DRW Securities, LLC | 9/1/2009 | 11/1/2010 | 5/25/2010 | 5/27/2010 | Member | 540 West Madison Street<br>Suite 2500<br>Chicago, IL 60661 | 312-542-3226 | Proprietary / Market Maker |
| E*TRADE Securities, LLC | NA | NA | NA | 6/10/2010 | Member | 1271 Avenue of the Americas<br>14th Street<br>New York, NY 10020 | 703-236-8656 | Agency |
| Electronic Transaction Clearing, Inc. | 10/23/2008 | 9/1/2010 | 5/25/2010 | 5/27/2010 | Member | 660 S. Figueroa Street<br>Suite 1450<br>Los Angeles, CA 90017 | 213-402-1564 | Market Maker |
| Essex Radez, LLC | 2/17/2009 | 10/1/2010 | 5/10/2010 | 5/14/2010 | Member | 440 South LaSalle<br>Suite 1111<br>Chicago, IL 60605 | 312-212-1815 | Service Bureau |
| First Clearing, LLC | 8/18/2008 | NA | NA | NA | Member | One North Jefferson Avenue<br>Mail Code: H0004-095<br>St. Louis, MO 63103 | 314-875-4843 | Full Service |
| FIS Brokerage & Securities Services, LLC | 8/18/2008 | 10/1/2010 | 5/6/2010 | 5/6/2010 | Member | 2100 Enterprise Avenue<br>Geneva, IL 60134 | 201-356-1488 | Agency |
| Flow Traders US Institutional Trading, LLC | NA | NA | 6/1/2016 | NA | Member | 1140 Avenue of the Americas<br>4th Floor<br>New York, NY 10036 | 917-210-5020 | Riskless Principal |
| Flow Traders US, LLC | 10/1/2009 | 8/1/2012 | 2/28/2014 | 2/28/2014 | Member | 1095 Avenue of the Americas<br>24th Floor, Suite B<br>New York, NY 10036 | 917-210-5020 | Hedge Fund |
| G1 Execution Services, LLC | 8/18/2008 | 12/1/2010 | 4/17/2010 | 4/17/2010 | Member | 440 South LaSalle<br>Suite 3030<br>Chicago, IL 60605 | 312-986-8232 | Market Maker |
| G2 Trading, LLC | 6/1/2016 | NA | NA | NA | Member | 325 South Sangamon Street<br>Chicago, IL 60607 | 404-697-9915 | Firm Proprietary Trading Options Market Making |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|
| GDK, Inc. | 6/1/2010 | 1/3/2011 | NA | NA | Member | c/o ART Advisors, LLC<br>500 Park Avenue<br>New York, NY 10022 | 212-303-6179 | Proprietary |
| Gelber Securities, LLC | 5/1/2015 | NA | NA | NA | Member | 350 N. Orleans Street<br>7th FLOOR<br>Chicago, IL 60654 | 312-408-4354 | Firm Proprietary Trading |
| Global Execution Brokers, LP | 2/1/2010 | 10/5/2010 | 12/1/2015 | 10/15/2015 | Member | 401 City Avenue<br>Suite 220<br>Bala Cynwyd, PA 19004 | 312- 435-4167 | Institutional |
| Global HFT Management, LLC | 10/1/2010 | NA | NA | NA | Sponsored Participant | 800 Third Avenue<br>New York, NY 10022 | 212-813-0870 | Proprietary |
| Global Liquidity Partners, LLC | 4/21/2011 | 5/15/2012 | NA | NA | Sponsored Participant | 12 Broad Street<br>Suite 201<br>Redbank, NJ 07701 | 773-459-4665 | Agency |
| Goldman Sachs & Co. | 10/23/2008 | 10/12/2010 | 5/14/2010 | 5/14/2010 | Member | 200 West Street<br>New York, NY 10282 | 212-357-4587 | Full Service |
| Goldman Sachs Execution & Clearing, LP | 10/15/2008 | 10/1/2010 | 5/14/2010 | 5/14/2010 | Member | 200 West Street<br>New York, NY 10282 | 212-357-7519 | Full Service |
| Gordon Haskett Capital Corporation | NA | NA | NA | 5/2/2016 | Member | 441 Lexington Avenue<br>10th Floor<br>New York, NY 10017 | 212-883-1787 | Agency |
| Great Point Capital, LLC | 2/2/2015 | 2/2/2015 | 2/2/2015 | 2/2/2015 | Member | 175 W. Jackson Blvd.<br>Suite 1450<br>Chicago, IL 60604 | 312-356-4668 | Agency |
| Green Street Trading, LLC | 11/1/2011 | NA | NA | NA | Member | 660 Newport Center Drive<br>Suite 800<br>Newport Beach, CA 92660 | 214-749-4730 | Agency |
| Group One Trading, LP | 6/2/2015 | NA | NA | 9/29/2015 | Member | 440 S. LaSalle<br>Sute 3232<br>Chicago, IL 60605 | 312-347-8864 | Options Market Maker |
| GSN North America, Inc. | 8/18/2008 | NA | NA | NA | Member | 520 Madison Avenue<br>New York, NY 10022 | 212-659-6292 | Agency |
| GTS Securities, LLC | 12/17/2013 | 5/1/2012 | 6/2/2014 | 6/2/2014 | Member | 545 Madison Avenue<br>15th Floor<br>New York, NY 10022 | 212-715-2837 | Proprietary |
| Hainey Investments Limited | 6/16/2014 | NA | NA | NA | Sponsored Participant | Themistoki Dervi 41 #806-807<br>Nicosia, Cyprus | 704-248-8221 | Proprietary |
| HAP Trading, LLC | 10/1/2009 | 11/15/2010 | | 6/2/2010 | Member | 33 Whitehall Street<br>6th Floor<br>New York, NY 10004 | 212-380-5186 | Proprietary |
| Hardcastle Trading USA, LLC | 4/15/2009 | NA | 5/25/2010 | 5/27/2010 | Member | 755 Secaucus Road<br>Suite F-1110<br>Secaucus, NJ 07094 | 201-305-8817 | Proprietary |
| Henning-Carey Proprietary Trading, LLC | 8/15/2012 | NA | NA | NA | Sponsored Participant | 141 W. Jackson Boulevard<br>Suite 1801<br>Chicago, IL 60604 | 312-789-8764 | Proprietary |
| Highbridge Capital Management, LLC | 10/23/2008 | NA | NA | NA | Sponsored Participant | 9 West 57th Street<br>27th Floor<br>New York, NY 10019 | 212-287-4900 | Proprietary |
| Hilltop Securities, Inc. | 10/23/2008 | 9/1/2010 | NA | 5/21/2013 | Member | 1201 Elm Street<br>Suite 3500<br>Dallas, TX 75270 | 214-859-5125 | Clearing Firm |
| HRT Financial, LLC | 2/1/2010 | 10/1/2010 | 5/18/2010 | 5/18/2010 | Member | 32 Old Slip<br>30th Floor<br>New York, NY 10005 | 212-293-1927 | Proprietary |
| HTG Capital Partners, LLC | 10/3/2016 | 10/3/2016 | 10/3/2016 | 10/3/2016 | Sponsored Participant | 601 South LaSalle Street<br>2nd Floor<br>Chicago, IL 60605 | 312-327-4112 | Proprietary |
| ICAP Corporates, LLC | NA | NA | 3/28/2013 | NA | Member | Harborside Financial Center<br>1100 Plaza 5, 12th Floor<br>Jersey City, NJ 07311 | 212-341-9950 | Agency |
| IEX Services, LLC | 10/1/2013 | 10/1/2013 | 9/24/2013 | 9/24/2013 | Member | 7 World Trade Center<br>30th Floor<br>New York, NY 10007 | 646-568-2337 | ATS |
| IMC Financial Markets | 8/18/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | Member | 233 South Wacker Drive<br>Suite 4300<br>Chicago, IL 60606 | 312-244-3320 | Proprietary |
| Imperial Capital, LLC | 10/23/2008 | NA | 5/25/2010 | 5/27/2010 | Member | 2000 Avenue of the Stars<br>9th Floor<br>Los Angeles, CA 90067 | 310-246-3674 | Market Maker |
| Industrial and Commercial Bank of China Financial Services, LLC | 5/15/2014 | 5/15/2014 | NA | NA | Member | 1633 Broadway<br>New York, NY 10019 | 212-300-8520 | Clearing Services |
| Instinet, LLC | 8/18/2008 | 9/1/2010 | 5/14/2010 | 5/14/2010 | Member | 1095 Avenue of the Americas<br>New York, NY 10036 | 212-310-4097 | Agency |
| Interactive Brokers, LLC | 8/18/2008 | 9/15/2010 | 5/25/2010 | 5/27/2010 | Member | One Pickwick Plaza<br>2nd Floor<br>Greenwich, CT 06830 | 203-618-5870 | Full Service |
| International Correspondent Trading, Inc. | 8/18/2008 | NA | NA | NA | Member | 525 Washington Boulevard<br>Suite 2401<br>Jersey City, NJ 07310 | 201-222-9300 | Agency |
| ISTRA, LLC | 12/15/2011 | 12/15/2011 | NA | NA | Sponsored Participant | 230 Park Avenue<br>10th Floor<br>New York, NY 10169 | 718-618-4929 | Proprietary |
| ITG Derivatives, LLC | 8/18/2008 | 11/15/2010 | NA | 11/12/2015 | Member | 601 S. LaSalle Street<br>Suite 300<br>Chicago, IL 60605 | 312-334-8042 | Market Maker |
| ITG, Inc. | 8/18/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | Member | One Liberty Plaza<br>165 Broadway, 4th Floor<br>New York, NY 10006 | 212-444-6259 | Agency |
| Jane Street Capital, LLC | 5/1/2009 | 11/15/2010 | 5/14/2010 | 5/14/2010 | Member | One New York Plaza<br>New York, NY 10004 | 212-651-6060 | Agency / Proprietary |
| Jane Street Options, LLC | 4/15/2016 | NA | NA | NA | Member | One New York Plaza<br>New York, NY 10004 | 2112-651-6020 | Proprietary / Market Maker |
| Jane Street Options, LLC | 1/3/2012 | NA | NA | NA | Sponsored Participant | One New York Plaza<br>New York, NY 10004 | 212-651-6969 | Proprietary |
| Jefferies Execution Services, Inc. | 8/26/2008 | 9/1/2010 | 5/25/2010 | 5/27/2010 | Member | 520 Madison Avenue<br>New York, NY 10022 | 646-805-5415 | Full Service |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|
| Jefferies Investment Advisers | 7/1/2011 | 7/15/2011 | NA | NA | Sponsored Participant | 520 Madison Avenue<br>New York, NY 10022 | 212-323-3993 | Full Service |
| Jefferies, LLC | 10/23/2008 | 10/19/2010 | 5/25/2010 | 5/27/2010 | Member | 520 Madison Avenue<br>New York, NY 10022 | 212-323-3987 | Full Service |
| JNK Securities Corp. | 11/17/2008 | 11/15/2010 | NA | NA | Member | 902 Broadway<br>20th Floor<br>New York, NY 10010 | 212-885-6311 | Agency |
| JP Morgan Clearing Corp. | 10/23/2008 | 9/15/2010 | NA | 10/6/2015 | Member | 383 Madison Avenue<br>New York, NY 10179 | 212-272-6655 | Full Service |
| JP Morgan Securities, LLC | 8/18/2008 | 9/15/2010 | 5/14/2010 | 5/14/2010 | Member | 383 Madison Avenue<br>New York, NY 10179 | 212-622-5504 | Full Service |
| Juliet Group, LLC | 3/1/2011 | 3/1/2011 | NA | NA | Sponsored Participant | 240 E. 35th Street<br>#3A<br>New York, NY 10016 | 646-360-0595 | Proprietary |
| Jump Trading, LLC | 8/18/2008 | 10/1/2010 | 5/14/2010 | 5/14/2010 | Member | 600 West Chicago Avenue<br>Suite 825<br>Chicago, IL 60654 | 312-930-9603 | Proprietary |
| Just2Trade, Inc. | 8/15/2013 | 8/15/2013 | 8/15/2014 | 8/15/2014 | Member | 17 State Street<br>7th Floor<br>New York, NY 10004 | 646-346-1000 | Retail |
| KCG Americas, LLC | 9/15/2009 | 10/14/2010 | 1/3/2011 | 1/3/2011 | Member | 545 Washington Boulevard<br>Jersey City, NJ 07310 | 201-356-4232 | Agency |
| Keefe Bruyette & Woods, Inc. | 8/18/2008 | 12/1/2010 | 6/8/2010 | 6/8/2010 | Member | 787 7th Avenue<br>New York, NY 10019 | 212-887-8965 | Agency |
| Lampert Capital Markets, Inc. | 2/18/2014 | 2/18/2014 | 2/26/2014 | 2/26/2014 | Member | 477 Madison Avenue<br>Suite 230<br>New York, NY 10022 | (646) 367-4660 | Introducing Broker |
| Lampost Capital, LC | NA | NA | NA | 3/15/2016 | Member | 7777 W. Glades Road<br>Suite 213<br>Boca Raton, FL 33434 | (561) 883-0454 | Proprietary and Public Customer Business |
| Latour Trading, LLC | 8/17/2009 | 10/1/2010 | 5/26/2010 | 5/27/2010 | Member | 377 Broadway<br>10th Floor<br>New York, NY 10013 | 917-388-8625 | Proprietary |
| Leerink Partners, LLC | 8/18/2008 | 10/5/2010 | 5/26/2010 | 5/27/2010 | Member | 1 Federal Street<br>37th Floor<br>Boston, MA 02110 | 800-808-7525 | Agency |
| LEK Securities Corporation | 8/18/2008 | 10/1/2010 | 5/26/2010 | 5/27/2010 | Member | 1 Liberty Plaza<br>165 Broadway, 52nd Floor<br>New York, NY 10006 | 212-509-2300 | Agency |
| Lightspeed Trading, LLC | 8/18/2008 | 11/15/2010 | 5/19/2010 | 5/19/2010 | Member | 1001 Avenue of the Americas<br>16th Floor<br>New York, NY 10018 | 646-393-4814 | Proprietary |
| Lime Brokerage, LLC | 8/18/2008 | 10/1/2010 | 5/26/2010 | 5/27/2010 | Member | 625 Broadway<br>12th Floor<br>New York, NY 10012 | 212-219-6086 | Agency |
| Liquidnet, Inc. | 9/1/2009 | 9/15/2010 | NA | NA | Member | 498 7th Avenue<br>12th Floor<br>New York, NY 10018 | 646-660-8310 | Institutional |
| Macquarie Capital (USA), Inc. | 12/1/2009 | NA | 5/26/2010 | 5/27/2010 | Member | 125 West 55th Street<br>Level 22<br>New York, NY 10019 | 212-231-2501 | Agency |
| Marathon Trading Group, LLC | 2/13/2015 | NA | NA | NA | Member | 100 Matsonford Road<br>Building 3, Suite 240<br>Wayne, PA 19087 | 610-254-4890 | Options Market Maker |
| Match-Point Securities, LLC | NA | NA | NA | 11/16/2015 | Member | 303 East 57th Street, 26L<br>New York, NY 10022 | 917-359-5734 | Public Customer Business |
| Merrill Lynch Professional Clearing Corp. | 8/18/2008 | 10/5/2010 | 5/14/2010 | 5/14/2010 | Member | One Bryant Park<br>NY1-100-06-01<br>New York, NY 10036 | 312-260-5601 | Clearing Firm |
| Merrill Lynch, Pierce, Fenner & Smith Incorporated | 8/18/2008 | 10/4/2010 | 5/14/2010 | 5/14/2010 | Member | One Bryant Park<br>New York, NY 10036 | 212-449-6090 | Full Service |
| Mizuho Securities USA, Inc. | 6/1/2010 | 1/3/2011 | NA | NA | Member | 320 Park Avenue<br>12th Floor<br>New York, NY 10022 | 212-209-9338 | Agency |
| MKM Partners, LLC | 6/3/2009 | NA | 5/14/2010 | 5/14/2010 | Member | 300 First Stamford Place<br>4th Floor East Wing<br>Stamford, CT 06902 | 203-987-4005 | Agency |
| Monadnock Capital Management, LP | 5/15/2009 | NA | 5/26/2010 | 5/27/2010 | Member | 1845 Walnut Street<br>Suite 940<br>Philadelphia, PA 19103 | 215-405-7280 | Proprietary / Market Maker |
| Moors & Cabot, Inc. | NA | 4/2/2012 | NA | NA | Member | 111 Devonshire Street<br>Boston, MA 02109 | 617-314-0295 | Agency |
| Morgan Stanley & Co., LLC | 10/23/2008 | 9/1/2010 | 5/14/2010 | 5/14/2010 | Member | 1585 Broadway<br>New York, NY 10036 | 212-761-9324 | Full Service |
| NASDAQ Execution Services, LLC | 8/19/2008 | 9/1/2010 | 5/26/2010 | 5/27/2010 | Member | One Liberty Plaza<br>165 Broadway<br>New York, NY 10006 | 212-231-5177 | Exchange |
| National Financial Services, LLC | 10/23/2008 | 10/4/2010 | 5/26/2010 | 5/27/2010 | Member | 200 Seaport Boulevard<br>Boston, MA 02210 | 201-915-8264 | Retail / Agency |
| National Securities Corporation | 7/1/2009 | NA | NA | NA | Member | 1001 Fourth Avenue<br>Suite 3750<br>Seattle, WA 98154 | 212-417-3636 | Agency |
| Needham & Company, LLC | 10/23/2008 | 10/1/2010 | NA | NA | Member | 445 Park Avenue<br>New York, NY 10022 | 212-371-8411 | Market Maker |
| Nomura Securities International, Inc. | 10/23/2008 | 10/1/2010 | 5/26/2010 | 5/27/2010 | Member | Worldwide Plaza<br>309 West 49th Street<br>New York, NY 10019 | 212-667-9131 | Institutional |
| Northern Trust Securities, Inc. | 8/18/2008 | 10/5/2010 | 5/26/2010 | 5/27/2010 | Member | 50 South LaSalle Street<br>Chicago, IL 60603 | 312-630-6045 | Market Maker |
| Northland Securities, Inc. | 12/15/2010 | 12/15/2010 | NA | NA | Member | 45 South 7th Street<br>20th Floor<br>Minneapolis, MN 55402 | 612-851-5934 | Proprietary |
| OBD Securities, LLC | 9/1/2011 | NA | NA | 2/9/2012 | Member | 150 N. Michigan Avenue<br>Suite 3700<br>Chicago, IL 60601 | 312-768-1643 | Proprietary |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|
| Old Mission Capital, LLC | 4/16/2012 | 4/16/2012 | 4/25/2012 | 4/25/2012 | Member | 314 West Superior<br>Suite 200<br>Chicago, IL 60654 | 617-642-6120 | Proprietary |
| Olivetree Financial, LLC | NA | NA | 9/1/2016 | NA | Member | 2 Stamford Plaza<br>281 Tresser Blvd, Suite 501<br>Stamford, CT 06901 | 203-703-0000 | Agency Execution |
| optionsXpress, Inc. | 6/15/2010 | NA | NA | NA | Member | 311 West Monroe<br>Suite 1000<br>Chicago, IL 60606 | 312-630-3300 | Retail |
| Optiver US, LLC | 6/15/2009 | NA | NA | NA | Member | 130 East Randolph Street<br>13th Floor<br>Chicago, IL 60601 | 312-821-9263 | Proprietary / Market Maker |
| OTA, LLC | 8/18/2008 | 10/7/2010 | NA | NA | Member | One Manhattanville Road<br>Purchase, NY 10577 | 914-460-4071 | Institutional |
| OTR Global Trading, LLC | 12/15/2008 | NA | NA | NA | Member | One Manhattanville Road<br>Purchase, NY 10577 | 914-460-4099 | Institutional |
| PEAK6 Capital Management, LLC | 8/1/2014 | NA | NA | 2/1/2016 | Member | 141 W. Jackson Blvd.<br>Suite 500<br>Chicago, IL 60604 | 312-362-2357 | Proprietary Trading |
| PEAK6 Capital Management, LLC | 11/3/2008 | 7/15/2011 | NA | NA | Sponsored Participant | 141 W. Jackson Blvd.<br>Suite 500<br>Chicago, IL 60604 | 312-362-2401 | Market Maker |
| Penserra Securities, LLC | 8/18/2008 | 10/6/2010 | NA | NA | Member | 140 Broadway<br>26th Floor<br>New York, NY 10005 | 212-607-3190 | Agency |
| Pershing, LLC | 8/18/2008 | 9/15/2010 | 5/26/2010 | 5/27/2010 | Member | One Pershing Place<br>Jersey City, NJ 07399 | 201-413-2826 | Agency |
| Pictet Overseas, Inc. | 6/1/2015 | 6/1/2015 | 5/26/2010 | 5/27/2010 | Member | 1000 de la Gauchetiere Ouest<br>Suite 3100<br>Montreal, Quebec H3B 3W5 | 514-350-6263 | Agency |
| Piper Jaffray & Co. | 10/15/2008 | 11/15/2012 | 5/14/2010 | 5/14/2010 | Member | 800 Nicollet Mall<br>Minneapolis, MN 55402 | 612-303-2211 | Market Maker |
| Potamus Trading, LLC | 4/15/2013 | 4/15/2013 | 4/11/2013 | 4/11/2013 | Member | 2 Seaport Lane<br>5th Floor<br>Boston, MA 02210 | 617-855-8721 | Proprietary / Market Maker |
| Princeton Alpha Management, LP | 12/1/2015 | 12/1/2015 | 12/1/2015 | 12/1/2015 | Sponsored Participant | 61 Princeton Hightstown Rd<br>West Windsor, NJ 08550 | 609-269-9212 | Agency |
| Puma Capital, LLC | NA | NA | 6/15/2016 | 6/15/2016 | Member | 287 Bowman Avenue<br>3rd Floor<br>Purchase, NY 10577 | 212-896-2844 | Proprietary Trading |
| Quantex Clearing, LLC | 10/3/2011 | 12/27/2011 | 5/17/2011 | 5/17/2011 | Member | 70 Hudson Street<br>Hoboken, NJ 07030 | 646-214-5608 | Clearing Firm |
| Quantlab Securities, LP | 8/18/2008 | 11/1/2010 | 5/26/2010 | 5/27/2010 | Member | 4200 Montrose Boulevard<br>Suite 200<br>Houston, TX 77006 | 713-333-3704 | Proprietary |
| Rackson Asset Management, LLC | 10/1/2009 | NA | NA | NA | Sponsored Participant | 2000 Broadway<br>Suite 22C<br>New York, NY 10023 | 212-724-2567 | Proprietary |
| Rainier Investment Management, Inc. | 1/4/2010 | NA | NA | NA | Sponsored Participant | 601 Union Street<br>Suite 2801<br>Seattle, WA 98101 | 206-518-6658 | Hedge Fund |
| RBC Capital Markets, LLC | 9/18/2008 | 10/14/2010 | 5/14/2010 | 5/14/2010 | Member | 3 World Financial Center<br>200 Vesey Street<br>New York, NY 10281 | 612-373-1680 | Market Maker |
| RGM Securities, LLC | 8/3/2009 | 10/1/2010 | 5/26/2010 | 5/27/2010 | Member | 221 West 6th Street<br>Suite 2030<br>Austin, TX 78701 | 512-807-5302 | Proprietary |
| River Cross Securities, LLLP | 5/1/2009 | 10/5/2010 | 6/10/2010 | NA | Member | 401 City Avenue<br>Suite 912<br>Bala Cynwyd, PA 19004 | 610-747-2333 | ATS |
| RJL Capital Group, LLC | 5/15/2012 | NA | NA | NA | Member | 2 Teleport Drive<br>Suite 107<br>Staten Island, NY 10311 | 718-303-6000 | Agency |
| Robert W. Baird & Co., Incorporated | 10/23/2008 | 1/3/2011 | NA | NA | Member | 777 East Wisconsin Avenue<br>Milwaukee, WI 53202 | 414-765-3910 | Market Maker |
| Ronin Capital, LLC | 8/17/2009 | 11/15/2010 | NA | NA | Sponsored Participant | 350 N. Orleans Street<br>Suite 2N<br>Chicago, IL 60654 | 312-244-5284 | Proprietary / Market Maker |
| Rosenblatt Securities, Inc. | 8/18/2008 | 10/6/2010 | 5/26/2010 | 5/27/2010 | Member | 20 Broad Street<br>26th Floor<br>New York, NY 10005 | 212-943-5225 | Agency |
| Roth Capital Partners, LLC | 8/18/2008 | NA | NA | NA | Member | 888 San Clemente<br>Suite 150<br>Newport Beach, CA 92660 | 949-720-5708 | Market Maker |
| RW Pressprich & Co. | 2/17/2009 | 11/15/2010 | 6/2/2010 | 6/2/2010 | Member | 4521 Fifth Avenue<br>New York, NY 10018 | 212-832-6254 | Agency |
| SAC Capital Advisors, LP | 10/23/2008 | NA | NA | NA | Sponsored Participant | 72 Cummings Point Road<br>Stamford, CT 06902 | 203-890-2275 | Hedge Fund |
| Safra Securities, LLC | NA | NA | 5/26/2010 | 5/27/2010 | Member | 546 Fifth Avenue<br>New York, NY 10036 | 212-704-5524 | Market Maker |
| SageTrader, LLC | 3/1/2016 | NA | NA | 6/1/2016 | Member | One Embarcadero Center<br>Suite 1150<br>San Francisco, CA 94111 | 646-663-1084 | Public Customer Business |
| Sanford C. Bernstein & Co, LLC | 9/10/2008 | 10/21/2010 | 5/26/2010 | 5/27/2010 | Member | 1345 Ave of the Americas<br>New York, NY 10105 | 212-823-2896 | Agency |
| Santander Investment Securities, Inc. | 4/15/2009 | 1/3/2011 | NA | NA | Member | 45 East 53rd Street<br>New York, NY 10022 | 212-350-3659 | Institutional |
| Scotia Capital (USA), Inc. | 3/2/2009 | 9/15/2010 | 5/26/2010 | 5/27/2010 | Member | 1 Liberty Plaza<br>165 Broadway<br>New York, NY 10006 | 212-225-6705 | Institutional |
| Scottrade, Inc. | 6/1/2010 | 11/15/2010 | 5/26/2010 | 5/27/2010 | Member | 12600 Corporate Hill Drive<br>St. Louis, MO 63131 | 314-965-1555 x.6402 | Retail |
| Seven Points Capital, LLC | NA | NA | 5/14/2010 | NA | Member | 805 Third Avenue<br>15th Floor<br>New York, NY 10022 | 212-760-0760 | Agency |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|
| SG Americas Securities, LLC | 9/17/2008 | 11/15/2011 | 5/14/2010 | 5/14/2010 | Member | 245 Park Avenue New York, NY 10167 | 212-278-5232 | Proprietary |
| Silver Fern Investments, LLC | 8/20/2015 | 8/20/2015 | 8/20/2015 | 8/20/2015 | Sponsored Participant | 533 2nd Street Encinitas, CA 92024 | 858-947-8650 | Proprietary |
| Simplex Trading, LLC | 3/16/2015 | NA | NA | NA | Member | 230 S. LaSalle Street Suite 4-100 Chicago, IL 60604 | 312-360-2440 | Proprietary |
| Spot Trading, LLC | 6/1/2012 | NA | 1/25/2013 | 1/25/2013 | Member | 440 South Lasalle Suite 2800 Chicago, IL 60605 | 312-362-4569 | Proprietary |
| Stifel Nicolaus & Company, Incorporated | 8/18/2008 | NA | 6/2/2010 | 6/2/2010 | Member | 501 North Broadway St. Louis, MO 63102 | 410-454-4096 | Agency |
| Stock USA Execution Services, Inc. | NA | NA | 5/26/2010 | 5/27/2010 | Member | 1717 Route 6 Suite 102 Carmel, NY 10542 | 845-531-2631 | Agency |
| Stuart Frankel & Co., Incorporated | 8/18/2008 | NA | NA | NA | Member | 60 Cutter Mill Road Suite 406 Great Neck, NY 11021 | 212-943-8788 | Agency |
| Stuyvesant Trading Group, LLC | 8/15/2013 | NA | NA | NA | Member | 100 Wall Street Suite 604-A New York, NY 10005 | 212-433-7124 | Market Maker |
| Summit Securities Group, LLC | 7/16/2012 | 7/16/2012 | 8/20/2012 | 8/20/2012 | Member | 2 Rector Street 16th Floor New York, NY 10006 | 646-651-4380 | Proprietary |
| Sumo Captial, LLC | 7/15/2013 | NA | NA | 10/15/2015 | Member | 440 S LaSalle Street Suite 2101 Chicago, IL 60605 | 212-433-7667 | Proprietary |
| Sun Trading, LLC | 8/18/2008 | 10/1/2010 | 5/26/2010 | 5/27/2010 | Member | 100 South Wacker Suite 300 Chicago, IL 60606 | 312-924-4751 | Proprietary |
| Susquehanna Capital Group | 9/3/2008 | 10/5/2010 | 5/26/2010 | 5/27/2010 | Member | 401 City Avenue Suite 220 Bala Cynwyd, PA 19004 | 610-617-2996 | Institutional / Agency |
| Susquehanna Financial Group, LLLP | 9/3/2008 | 10/5/2010 | 5/26/2010 | 5/27/2010 | Member | 401 City Avenue Suite 220 Bala Cynwyd, PA 19004 | 610-617-2999 | Institutional / Agency |
| Susquehanna Securities | 10/15/2014 | 10/15/2014 | 10/15/2014 | 10/15/2014 | Member | 401 City Avenue Suite 220 Bala Cynwyd, PA 19004 | 610-617-2618 | Proprietary |
| Synergy Capital Management, LLC | 8/1/2016 | NA | NA | NA | Member | 141 W. Jackson Boulevard Suite 1350 Chicago, IL 60604 | 312-986-8869 | Market Maker |
| TD Ameritrade Clearing, Inc. | 5/3/2011 | 5/3/2011 | NA | 5/27/2010 | Member | 200 South 108th Avenue Omaha, NE 68154 | 402-970-5271 | Agency |
| Telsey Advisory Group, LLC | 1/24/2011 | 8/15/2014 | NA | NA | Member | 535 Fifth Avenue 12th Floor New York, NY 10017 | 212-584-4628 | Agency |
| Tewksbury Investment Fund, Ltd. | 10/23/2008 | 11/15/2010 | NA | NA | Sponsored Participant | Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda | 212-310-7076 | Proprietary |
| Tewksbury Investment Fund, Ltd. | 7/1/2011 | 7/1/2011 | 1/6/2015 | 1/6/2015 | Sponsored Participant | Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda | 610-971-5000 | Proprietary |
| Themis Trading, LLC | 8/18/2008 | 10/1/2010 | NA | NA | Member | 10 Town Square Suite 100 Chatham, NJ 07928 | 866-384-3647 | Agency |
| ThinkTrade, LLC | 2/1/2010 | 10/20/2010 | 1/9/2015 | 1/9/2015 | Sponsored Participant | 2210 Encintas Boulevard Suite I Encintas, CA 92024 | 760-452-2451 | Proprietary |
| Timber Hill, LLC | 2/16/2010 | NA | NA | NA | Member | One Pickwick Plaza Suite 200 Greenwich, CT 06830 | 203-618-5806 | Market Maker |
| TMT East, LLC | 6/1/2015 | NA | NA | NA | Member | 440 South LaSalle Street Suite 1729 Chicago, IL 60605 | 917-834-8104 | Market Maker |
| Tradebot Systems, Inc. | 8/18/2008 | 9/1/2010 | 5/26/2010 | 5/27/2010 | Member | 1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116 | 816-285-6403 | Proprietary |
| TradeKing | 10/15/2009 | 11/15/2010 | NA | NA | Member | 888 E. Las Olas Boulevard Suite 300 Fort Lauderdale, FL 33301 | 561-271-9290 | Agency |
| TradeStation Securities, Inc. | 8/18/2008 | 9/1/2010 | 5/25/2010 | 5/25/2010 | Member | 8050 SW 10th Street Suite 2000 Plantation, FL 33324 | 954-652-7856 | Market Maker |
| TRC Helepolis, Ltd. | 12/11/2009 | NA | NA | NA | Sponsored Participant | 377 Broadway 11th Floor New York, NY 10013 | 646-472-1792 | Proprietary |
| Tripoint Global Equities, LLC | 6/15/2011 | NA | NA | NA | Member | 130 West 42nd Street 10th Floor New York, NY 10036 | 917-512-0822 | Proprietary |
| Tudor Pickering Holt & Co. Securities, Inc. | 8/18/2008 | 10/17/2011 | NA | NA | Member | 1111 Bagby Suite 4900 Houston, TX 77002 | 713-333-2976 | Agency |
| Two Sigma Investments, LLC | 9/1/2009 | NA | NA | NA | Sponsored Participant | 100 Avenue of the Americas 4th Floor New York, NY 10013 | 212-775-6678 | Proprietary |
| Two Sigma Partners Master Fund, Ltd. | 3/2/2009 | NA | NA | NA | Sponsored Participant | 100 Avenue of the Americas 4th Floor New York, NY 10013 | 212-775-6678 | Proprietary |
| Two Sigma Securities, LLC | 10/1/2009 | 10/5/2010 | 5/27/2010 | 5/27/2010 | Member | 100 Avenue of the Americas 4th Floor New York, NY 10013 | 646-292-6643 | Proprietary |
| Two Sigma Securities, LLC | 7/1/2009 | NA | NA | NA | Sponsored Participant | 100 Avenue of the Americas 4th Floor New York, NY 10013 | 646-292-6643 | Proprietary |
| UBS Securities, LLC | 10/15/2008 | 10/1/2010 | 4/12/2010 | 4/12/2010 | Member | 1285 Avenue of the Americas New York, NY 10019 | 203-719-3275 | Full Service |
| Ustocktrade Securities, Inc. | 4/17/2015 | NA | NA | NA | Member | 275 Grove Street Suite 2-400 Newton, MA 02466 | 617-340-3041 | Proprietary |
| ViewTrade Securities, Inc. | 8/18/2008 | 11/15/2010 | 6/10/2010 | 6/10/2010 | Member | 7280 W. Palmetto Park Road Suite 105 Boca Raton, FL 33433 | 561-620-0306 | Agency |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|
| Virtu Financial BD, LLC | 11/17/2008 | 10/7/2010 | 5/27/2010 | 5/27/2010 | Member | 645 Madison Avenue<br>16th Floor<br>New York, NY 10022 | 212-418-0118 | Proprietary |
| Virtu Financial Capital Markets, LLC | 8/18/2008 | 9/1/2010 | 5/25/2010 | 5/27/2010 | Member | 307 Camp Craft Road<br>West Lake Hills, TX 78746 | 310-651-9757 | Proprietary |
| Vision Financial Markets, LLC | 4/1/2009 | 11/15/2010 | 7/13/2012 | 7/13/2012 | Member | 4 High Ridge Park<br>Suite 100<br>Stamford, CT 06905 | 203-388-2675 | Retail |
| Volant Liquidity, LLC | 4/15/2011 | NA | 5/27/2010 | 5/27/2010 | Member | 7 World Trade Center<br>Suite 3301<br>New York, NY 10007 | 646-484-3005 | Proprietary |
| Wall Street Access | 11/3/2008 | 10/17/2011 | 5/27/2010 | 5/27/2010 | Member | 17 Battery Place<br>11th Floor<br>New York, NY 10004 | 212-232-5602 | Agency |
| Walleye Trading, LLC | 12/1/2008 | 11/12/2010 | NA | NA | Member | 2800 Niagara Lane North<br>Plymouth, MN 55447 | 952-345-5226 | Market Maker |
| Wedbush Securities, Inc. | 8/18/2008 | 9/1/2010 | 5/27/2010 | 5/27/2010 | Member | 1000 Wilshire Boulevard #900<br>Business Conduct<br>Los Angeles, CA 90017 | 213-688-4575 | Market Maker |
| Weeden & Co, LP | 8/26/2008 | 10/19/2010 | NA | NA | Member | 145 Mason Street<br>Greenwich, CT 06830 | 203-861-7600 | Full Service |
| Wells Fargo Advisors, LLC | 7/1/2016 | NA | NA | NA | N | One N. Jefferson<br>St. Louis, MO 63103 | 314-875-4848 | Public Customer Business |
| Wells Fargo Prime Services, LLC | 10/23/2008 | 5/16/2011 | 5/26/2010 | 5/26/2010 | Member | 45 Fremont Street<br>30th Floor<br>San Francisco, CA 94105 | 415-848-4056 | Market Maker |
| Wells Fargo Securities, LLC | 8/18/2008 | 10/11/2010 | 6/9/2010 | 6/9/2010 | Member | 550 South Tryon Street, 6th Floor<br>D1086-060<br>Charlotte, NC 28202 | 212-214-6458 | Agency |
| Western International Securities, Inc. | 8/18/2008 | 11/15/2010 | NA | NA | Member | 70 South Lake Avenue<br>7th Floor<br>Pasadena, CA 91101 | 626-710-3110 | Market Maker |
| Williams Trading, LLC | 10/23/2008 | NA | NA | NA | Member | 450 Post Road East<br>Suite 120<br>Westport, CT 06880 | 203-353-7635 | Agency |
| Wolverine Execution Services LLC | 8/18/2008 | 10/19/2010 | 5/14/2010 | 5/14/2010 | Member | 175 West Jackson Boulevard<br>Suite 200<br>Chicago, IL 60604 | 312-884-3736 | Market Maker |
| Wolverine Trading, LLC | 10/3/2011 | NA | NA | 10/1/2015 | Member | 175 West Jackson Boulevard<br>Suite 200<br>Chicago, IL 60604 | 312-884-3753 | Proprietary / Market Maker |
| Xambala Capital, LLC | 2/15/2012 | 2/15/2012 | 2/17/2012 | 2/17/2012 | Member | 640 W. California Avenue<br>Suite 220<br>Sunnyvale, CA 94086 | 408-990-1942 | Proprietary |